ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Reports Record Revenues for the Second Quarter Ended June 30, 2014

Revenues Increase 30% Year-Over-Year;

Cloud Subscription Revenues Grew to 17% of Total Revenues

Burlington, MA, July 23, 2014 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated mobile workforce management and optimization solutions for the service industry, today announced results for the second quarter ended June 30, 2014.

Highlights

•	Q2 2014 revenues reached a record $32.1 million, 30% growth year-over-year;
•	Q2 2014 Cloud subscription revenues increased to $5.4 million, 17% of total quarterly revenues;
•	Annual Recurring Revenues (ARR) from cloud subscriptions expected to grow to $26 - $30 million by end of 2014;
•	2014 annual revenue guidance increased to $128 - $133 million; Non-GAAP EPS trimmed down to the range of $0.01 to $0.08;
•	Total cash and liquid investments as of June 30, 2014 were $44.8 million;
•	Short-term backlog and deferred revenues totaled $41.3 million;
•	Xora integration progressing as planned.

For the second quarter ended June 30, 2014, total revenues were $32.1 million, up 30% from $24.7 million in the second quarter of 2013. Net loss for the second quarter of 2014 was $2.2 million, or $0.07 per fully diluted share, compared to net loss of $2.9 million, or $0.09 per fully diluted share, for the same period last year. Non-GAAP net loss for the quarter was $1.1 million, or $0.03 per fully diluted share, compared to Non-GAAP net loss of $2.3 million, or $0.07 per fully diluted share, for the same period last year.

Software license revenues for the second quarter of 2014 were $6.0 million, up 4% compared with $5.7 million in the same period last year. Cloud subscription revenues increased significantly to $5.4 million from $0.3 million for the same period last year. Support revenues were $8.8 million, up 17% compared with support revenues of $7.5 million for the same period last year. Consulting revenues were $11.9 million, up 8% compared with consulting revenues of $11.1 million for the same period last year.

Gross profit in the second quarter of 2014 was $18.6 million, or 58% of revenues, compared to $13.5 million, or 55% of revenues, for the same period last year.

Cash and liquid investments at the end of the second quarter of 2014 were $44.8 million. This is a decrease of $5.5 million compared to the end of the first quarter of 2014, which is primarily a result of expenses related to the acquisition and integration of Xora. Net cash used in operating activities was $3.7 million during the second quarter of 2014.

Management Commentary

“We executed well in the second quarter winning new cloud and on premise customers in competitive situations, and remain on track to achieve our annual growth targets,” said Dr. Moshe BenBassat, ClickSoftware's Founder and CEO. “The integration of Xora is progressing well and we are already working on accounts where our classic optimization products combined with Xora’s products create a unique unmatched offering in our space. Furthermore, we are on our way to expand the selling of Xora’s products in non-U.S. markets via new wireless carrier partners.”

“We are also further expanding into the SMB (Small and Medium Businesses) market by providing additional product offerings through Salesforce’s App Exchange platform. During the second quarter we introduced ShiftExpert -a new Salesforce1 mobile app- that optimizes the planning, management and execution of employees’ work shifts and timesheets. With ShiftExpert - which is based on our classic ClickRoster - we are introducing a new cloud concept: ‘Optimization as a Service’ as an affordable option for small and mid-size companies to benefit from our powerful optimization algorithms. This concept is also being offered with the Xora products for schedule optimization.”

“To realize the revenue potential of our existing and new cloud and SMB products, we continue to invest in our expansion plans. While we are closely monitoring our expense level, these expansion investments will have some impact on our short term profit levels. Nevertheless, we expect to return to profitability by the third quarter and increase it in the fourth quarter.”

“ClickSoftware continues to be the undisputed market leader for service companies of all sizes in all verticals. Specifically in the utilities vertical -a major component of the service sector- we have just been named by International Data Corp. (IDC) as the leader in the 2014 IDC MarketScape for Worldwide Utilities Mobile Field Force Management,” concluded Dr.  BenBassat.

Financial Outlook

ClickSoftware is raising its full year revenue guidance to $128 - $133 million, (previously $126 to $132 million), based on a current backlog of $41.3 million and projections for winning new business.

Based on investments in the first half of the year, current investment plans, estimates on currency exchange rates and other global financial parameters for the rest of the year, the Company is revising its full year 2014 Non-GAAP earnings per share to $0.01 - $0.08 (previously $0.04 - $0.12), representing a Non-GAAP EPS range of $0.07 - $0.14 for the second half of the year. Non-GAAP earnings exclude share-based compensation costs of approximately $0.10 and amortization of intangible assets of approximately $0.03 per fully diluted share. GAAP fully diluted earnings per share is now expected to be in the range of ($0.13) - ($0.05) (previously ($0.12) – ($0.04)).

Investors Conference Call

ClickSoftware will host a conference call today at 9:00 a.m. EST to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call (888) 407-2553 and ask for the ClickSoftware conference call. International participants, please call +972-3-918-0610. The call will be broadcasted by live webcast on the internet (in listen mode only) at http://ir.clicksoftware.com. A replay of this webcast will be available on the ClickSoftware website and on the Investor Relations App. Alternatively, a telephone replay of the call will be available for a week by calling (888) 782-4291 (international callers can dial +972-3-925-5901).

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the “Service chain optimization” concept, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit http://www.clicksoftware.com. Follow us on Twitter, the content of which is not incorporated herein by reference.

To download ClickSoftware’s investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, the content of which is not incorporated herein by reference, please visit Apple’s App Store to download on your iPhone and iPad, or Google Play for your Android mobile device.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation, tax benefit related to the update of deferred tax asset, tax payment for previous years retained earnings, impairment of intangible assets and the amortization of acquired intangible assets. The Company’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, including expected growth, profitability, prospects, trends and opportunities in cloud subscriptions, pipeline, demand for our solutions, integration of Xora and expansion of Xora in non-US markets, expansion into the SMB market, our outlook for 2014 revenues and GAAP and Non-GAAP earnings per share, and our future expected annual recurring revenues. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2013 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note: Financial Schedules Attached

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. In thousands, except share and per share amounts)

	Three Months Ended
	June 30, 2014		June 30, 2013
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$5,984	19%	$5,738	23%
Cloud Subscriptions	5,413	17%	338	1%
Support	8,782	27%	7,534	31%
Cloud subscriptions and Support	14,195	44%	7,872	32%
Consulting	11,930	37%	11,050	45%
Total revenues	32,109	100%	24,660	100%

Cost of revenues:
Software license	603	2%	509	2%
Cloud subscriptions and Support	3,685	11%	1,545	6%
Consulting	9,209	29%	9,131	37%
Total cost of revenues	13,497	42%	11,185	45%

Gross Profit	18,612	58%	13,475	55%

Operating expenses:
Research and development costs, net	5,419	17%	4,019	16%
Selling and marketing expenses	12,533	39%	10,269	42%
General and administrative expenses	2,681	8%	2,292	9%
Total operating expenses	20,633	64%	16,580	67%

Operating loss	(2,021)	(6)%	(3,105)	(13%)
Interest income, net	114	0%	290	1%
Net loss before taxes	$(1,907)	(6)%	$(2,815)	(12)%
Taxes on income, net	314	1%	100	0%
Net loss	$(2,221)	(7)%	$(2,915)	(12)%

Net loss per ordinary share:
Basic	$(0.07)		$(0.09)
Diluted	$(0.07)		$(0.09)

Shares used in computing basic net loss per share	32,938,739		31,926,052
Shares used in computing diluted net loss per share	32,938,739		31,926,052

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. In thousands, except share and per share amounts)

	Six Months Ended
	June 30, 2014		June 30, 2013
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$12,998	21%	$12,476	25%
Cloud Subscriptions	7,703	13%	639	1%
Support	17,118	28%	14,883	30%
Cloud subscriptions and Support	24,821	41%	15,522	31%
Consulting	22,670	37%	21,202	43%
Total revenues	60,489	100%	49,200	100%

Cost of revenues:
Software license	1,332	2%	1,216	2%
Cloud subscriptions and Support	6,074	10%	2,855	6%
Consulting	17,958	30%	17,441	35%
Total cost of revenues	25,364	42%	21,512	44%

Gross Profit	35,125	58%	27,688	56%

Operating expenses:
Research and development costs, net	9,882	16%	7,724	16%
Selling and marketing expenses	23,679	39%	18,725	38%
General and administrative expenses	5,432	9%	4,345	9%
Total operating expenses	38,993	64%	30,794	63%

Operating loss	(3,868)	(6)%	(3,106)	(6)%
Interest income, net	315	1%	563	1%
Net loss before taxes	$(3,553)	(6)%	$(2,543)	(5)%
Taxes on income, net	622	1%	287	1%
Net loss	$(4,175)	(7)%	$(2,830)	(6)%

Net loss per ordinary share:
Basic	$(0.13)		$(0.09)
Diluted	$(0.13)		$(0.09)

Shares used in computing basic net loss per share	32,753,764		31,807,389
Shares used in computing diluted net loss per share	32,753,764		31,807,389

ClickSoftware Technologies Ltd.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	June 30, 2014	December 31, 2013
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$23,013	$25,346
Deposits	2,152	9,001
Marketable securities	17,298	22,586
Trade receivables, net	23,668	22,490
Deferred taxes	1,460	1,740
Other receivables and prepaid expenses	5,246	4,408
Total current assets	72,837	85,571

LONG TERM ASSETS
Property and equipment, net	5,805	5,023
Deposits	2,373	1,072
Other receivables and prepaid expenses	204	218
Deferred taxes	2,190	2,060
Intangible assets and Goodwill, net	13,157	1,572
Severance pay funds	2,034	2,052
Total long term assets	25,763	11,997
Total Assets	$98,600	$97,568

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of debt	$222	$-
Accounts payable and accrued expenses	18,272	17,707
Deferred revenues	14,538	13,420
Total current liabilities	33,032	31,127

LONG TERM LIABILITIES
Debt, less current maturities	167	-
Accrued severance pay	5,144	4,840
Deferred taxes	30	40
Deferred revenues	4,516	4,642
Total long term liabilities	9,857	9,522
Total liabilities	42,889	40,649

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.02 par value	140	137
Additional paid-in capital	95,136	92,301
Accumulated deficit	(40,354)	(36,179)
Accumulated other comprehensive income	832	703
Treasury stock, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	55,711	56,919
Total Liabilities and shareholders' equity	$98,600	$97,568

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Six Months Ended
	June 30, 2014 (Unaudited)	June 30, 2013 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,175)	$(2,830)
Adjustments to reconcile net loss to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation	1,355	1,206
Amortization of deferred compensation	1,527	1,189
Amortization of acquired intangible assets	434	181
Severance pay, net	322	147
Gain on marketable securities	(341)	(172)
Other	21	46
Changes in operating assets and liabilities:
Trade receivables	1,325	781
Deferred taxes	140	(790)
Other receivables	960	(884)
Accounts payable and accrued expenses	(2,027)	(1,280)
Deferred revenues	539	3,632
Net cash provided by operating activities	$80	$1,226

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(1,713)	(2,402)
Acquisition of subsidiary (*)	(12,737)	-
Decrease in deposits	5,548	16,559
Investments in marketable securities	(4,684)	(9,034)
Proceeds from sale of marketable securities	10,313	4,071
Net cash (used in) provided by investment activities	$(3,273)	$9,194

CASH FLOWS FROM FINANCING ACTIVITIES
Prepayments of long-term debts	(451)	-
Dividend paid	-	(5,111)
Employee options exercised	1,311	1,129
Net cash provided by (used in) financing activities	$860	$(3,982)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,333)	6,438
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	25,346	12,793
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$23,013	$19,231

(*) Acquisition of subsidiary
Working capital (excluding cash and cash equivalents)	1,113
Property and Equipment	445
Intangible assets	12,019
Long-term liabilities	(840)
Cash paid for the acquisition of a subsidiary, net	$12,737

ClickSoftware Technologies Ltd.

SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS

(Unaudited. In thousands, except per share amounts)

	Three Months Ended
	June 30, 2014		June 30, 2013
	$	% of Revenues	$	% of Revenues
GAAP Net loss	$(2,221)	(7)%	$(2,915)	(12)%
Share-based compensation (1)	791		620
Amortization of intangible assets (2)	289		51
Deferred taxes	90		(70)
Non-GAAP Net loss	$(1,051)	(3)%	$(2,314)	(9)%

GAAP loss per share (diluted)	$(0.07)		$(0.09)
Share-based compensation	0.03		0.02
Amortization of intangible assets	0.01		0.00
Deferred taxes	0.00		0.00
Non-GAAP Net loss per share (diluted)	$(0.03)		$(0.07)

(1) Share-based compensation:
Cost of revenues	$106		$91
Research and development costs, net	121		75
Selling and marketing expenses	233		177
General and administrative expenses	331		277
	$791		$620

(2) Amortization of intangible assets:
Cost of revenues	$289		$51
Research and development costs, net	-		-
	$289		$51

ClickSoftware Technologies Ltd.

SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS

(Unaudited. In thousands, except per share amounts)

	Six Months Ended
	June 30, 2014		June 30, 2013
	$	% of Revenues	$	% of Revenues
GAAP Net loss	$(4,175)	(7)%	$(2,830)	(6)%
Share-based compensation (1)	1,527		1,189
Amortization of intangible assets (2)	434		181
Tax payment for previous years retained earnings*	-		744
Deferred taxes	140		(790)
Non-GAAP Net loss	$(2,074)	(3)%	$(1,506)	(3)%
GAAP loss per share (diluted)	$(0.13)		$(0.09)
Share-based compensation	0.05		0.04
Amortization of intangible assets	0.02		0.00
Tax payment for previous years retained earnings*	0.00		0.02
Deferred taxes	0.00		(0.02)
Non-GAAP Net loss per share (diluted)	$(0.06)		$(0.05)
(1) Share-based compensation:
Cost of revenues	$208		$170
Research and development costs, net	205		136
Selling and marketing expenses	467		329
General and administrative expenses	647		554
	$1,527		$1,189
(2) Amortization of intangible assets:
Cost of revenues	$434		$152
Research and development costs, net	-		29
	$434		$181

* See Note 14.A to our consolidated financial statements for the year ended December 31, 2012 included in our Annual Report on Form 20-F, regarding November 2012 law